Dinur & Associates, P.C. Attorneys and Counselors	One Lakeside Commons 990 Hammond Drive, Suite 760 Atlanta, Georgia 30328 PHONE: (770) 395-3170 FACSIMILE: (770) 395-3171 E-MAIL: DDD@dinurlaw.com

August 15, 2006

VIA FACSIMILE: 202/772-9210
and Federal Express

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561
Attention: Timothy Geishecker

RE: Maverick Bancshares, Inc.;
Registration Statement on Form SB-2; Amendment No. 3
File No. 333-134731, filed August 15, 2006;
SEC's comment letter dated August 10, 2006 (the "Comment Letter")

Ladies and Gentlemen:

       In response to the matters raised in the Comment Letter, note the following:

  Language to the effect that the organizers and executive officers intend to purchase their shares for investment and not for resale is included on the first page of the Prospectus.

  A revised heading "Contract Labor" (including auto allowance and health insurance expenses)" is included in the table on page 22 of the Prospectus. Also, see revised footnotes (2), (4) and (6) on page 37 of the Prospectus and page F-9 of the financial statements.

  The financial statements have been revised accordingly. See pages F-1, F-2, F-3, F-4, F-5, F-6 and Note 10 on pages F-12 - F-13.

  This typographical error has been corrected on page F-2.

  The amounts were reconciled on page 37 of the Prospectus and Note 6 on page F-8.

  See additional language at the end of Note 6 on page F-11.

  Language to clarify the relationship between the $5,000 in consulting fees forgone in lieu of the 6,000 options is included on page 6 of the Prospectus and in Note 6 on page F-12.

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561
Attention: Timothy Geishecker

RE: Maverick Bancshares, Inc.; Amendment No. 3
Registration Statement on Form SB-2;
File No. 333-134731, filed August 15, 2006;
SEC's comment letter dated August 10, 2006 (the "Comment Letter")

August 15, 2006 Page 2

       We trust the foregoing to be responsive to the matters set forth in the Comment Letter and stand ready to take all other actions necessary for the effectiveness of the Registration Statement.

Very truly yours, /S/ Daniel D. Dinur Daniel D. Dinur

DDD/mtl

cc:      William Friar
           Wayne M. Woodruff